SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

CERTIFICATE SPLIT OPTION RIDER

This rider is part of the Certificate to which it attaches and is effective as of the Certificate Date.  It is part of, and subject to, the other terms and conditions of the Certificate.  If the terms of this rider and the Certificate conflict, this rider’s provisions will control.

Benefit
Subject to the provisions of this rider, you may exchange the survivorship Certificate for two new single life Certificates on the life of each Insured without evidence of insurability.

Monthly Rider Charge
There is a charge for this rider that will be deducted monthly from the Account Value. This charge is equal to monthly rider charge rate shown in Section 1 of the Certificate, multiplied by the sum of the Total Face Amount.

Conditions for Exchange
The following conditions must be met to make an exchange the survivorship Certificate for two new single life Certificates on the life of each Insured:

1.	Either (a) or (b) must be met.

(a)
In the case of divorce, a final divorce decree issued by a court of competent jurisdiction in the United States on the Insureds’ marriage must be in effect for at least six months, but not more than one year before the exchange date.  Evidence of such decree must be received by us prior to the exchange date.

(b)
In the case of a change in the Federal Tax Law, the change in law must result in either (i) a reduction in the Unlimited Federal Estate Tax marital deduction; or (ii) a reduction in the maximum Federal Estate Tax bracket rate to a rate below 25%.  You must request the exchange in writing within six months of the first enactment date of a qualifying change in Federal Tax Law.

2.	Both Insureds must be living on the exchange date and the Certificate and this rider must be in force.

3.	We must have evidence satisfactory to us of your insurable interest in both Insureds as of the exchange date.

4.	We must receive written agreement to the exchange from any assignees and irrevocable Beneficiaries of the Certificate.

5.	The initial premium due on each of the new Certificates must be paid on or before the exchange date, in addition to a $200 exchange processing fee.

Exchange Date
The exchange date is the Certificate Anniversary on or next following the date item 1 in Conditions for Exchange is satisfied.

The New Certificates
The Total Face Amount of each new Certificate will be up to one half of the Total Face Amount of the survivorship certificate.  The new Certificates will be what we offer for this purpose on the exchange date.  The Certificate Date of the new Certificates will be the Certificate Date of the survivorship certificate.  The cost of insurance rates for each new certificate will be based on the age, sex and class of each Insured on the Certificate Date of the survivorship certificate.  The Cash Surrender Value of the survivorship certificate will be applied to each new Certificate as of the exchange date in the same proportion as the Total Face Amount applied to each new Certificate.

Riders
The addition of supplemental benefit riders to either or both of the new Certificates will require our consent and evidence of insurability satisfactory to us.

General
Except as modified by this rider, the Definitions and General Provisions sections of the Certificate also apply to this rider.

Termination
This rider will terminate on the earliest of:

1.	the exchange date;
2.	the date the Certificate terminates in accordance with the Grace Period provision of the Certificate;
3.	the date the Certificate is surrendered for its Cash Surrender Value; or
4.	the date we receive a written request from you to terminate this rider.

[Missing Graphic Reference]
[Robert C. Salipante], [President]

MSVUL-PSOR-2007-GC NY